

January 3, 2011

Wei Li
Chief Executive Officer and Director
China VantagePoint Acquisition Company
224 Bloomfield Street, Ste. 2
Hoboken, NJ 07030

> **RE:** **China VantagePoint Acquisition Company**
> **Amendment No. 2 to Form S-1**
> **Filed December 22, 2010**
> **File No. 333-170006**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We reissue comment two from our letter dated December 3, 2010. Please revise your prospectus to clarify how you may continue to repurchase up to 50% of the subunits sold in this offering in the event you structure a business combination providing for a tender offer. We note your response and reference to Compliance and Disclosure Interpretation 120.17, but since that interpretation relates only to the termination of a plan, it still unclear how any repurchases would be made pursuant to a 10b5-1 plan and in compliance with the requirements of Rule 10b-18 once the decision to engage in a tender offer has been made by management, but prior to the commencement of such tender offer. Please advise.

Overview, page one

2.   We note your disclosure added in response to comments six and seven from our letter
        dated December 3, 2010 that, in addition to your ability to consummate a transaction
        other than the agreement which triggered the extension of time, there is no minimum
        value for any transaction that you consummate. Please revise your disclosure to highlight
        this and add appropriate risk factor disclosure.

Shareholder vote to approve a business combination, page 22

Effecting a Business Combination, page 22

3.   We note your response to comment 21 from our letter dated December 3, 2010. It is not
        clear whether the warrant holders can force the company to settle the warrant in cash, or
        if any cash settlement of the warrant is at the company's option. Please indicate all
        instances in which the warrants can be settled in cash and whether the company or the
        warrant holders control the settlement.

4.   We note your disclosure added in response to comment 18 from our letter dated
        December 3, 2010 that your disclosure of the material terms of purchases at a premium
        from holders indicating an intention to vote against may not leave sufficient time for
        other shareholders to change their votes with respect to a business combination. Please
        revise to explain why not (both in terms of timing and your management's decision not to
        make such a commitment) and highlight this aspect of your offering throughout your
        prospectus. Additionally, as requested previously, please revise to disclose whether
        public disclosure of the material terms of such transactions will be made with sufficient
        lead time prior to the shareholder vote in order for shareholders to effect all the necessary
        actions to redeem their shares.

Exhibit 3.3 – Amended and Restated Articles of Association

5.   With a view to disclosure, please tell us the purpose of Articles 161(2) through 161(4),
        particularly the statement in subparagraph (4) that you may use the proceeds of the Trust
        Fund to complete the purchase of any of your own issued and outstanding shares in
        accordance with Article 161. Explain how this is consistent with your disclosure
        throughout the prospectus about how the proceeds in the Trust Fund may be used.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP
       Facsimile: (212) 407-4990